SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Stellus Capital Investment Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

858568108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858568108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) DC Funding SPV 2, L.L.C. 45-2958319
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,875,058
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,875,058

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,875,058
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 858568108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Direct Capital, L.L.C. 26-2474928
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,875,058
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,875,058

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,875,058
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 858568108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,875,058
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,875,058

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,875,058
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.0%
12.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 858568108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,875,058
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,875,058

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,875,058
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.0%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

Stellus Capital Investment Corporation

(b)	Address of Issuer's Principal Executive Offices

4400 Post Oak Parkway, Suite 2200

Houston, TX 77027

Item 2.

(a)	Name of Person Filing

DC Funding SPV 2, L.L.C.

D. E. Shaw Direct Capital, L.L.C.

D. E. Shaw & Co., L.P.

David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence

The business address for each reporting person is:

1166 Avenue of the Americas, 9th Floor

New York, NY 10036

(c)	Citizenship

DC Funding SPV 2, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

D. E. Shaw Direct Capital, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.

David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities

Common Stock, $0.001 par value

(e)	CUSIP Number

858568108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of December 31, 2014:

(a) Amount beneficially owned:
DC Funding SPV 2, L.L.C.:	1,875,058 shares

D. E. Shaw Direct Capital, L.L.C.	1,875,058 shares
This is composed of 1,875,058 shares in the name of DC Funding SPV 2, L.L.C.

D. E. Shaw & Co., L.P.:	1,875,058 shares
This is composed of 1,875,058 shares in the name of DC Funding SPV 2, L.L.C.

David E. Shaw:	1,875,058 shares
This is composed of 1,875,058 shares in the name of DC Funding SPV 2, L.L.C.

(b) Percent of class:
DC Funding SPV 2, L.L.C.:	15.0%
D. E. Shaw Direct Capital, L.L.C.:	15.0%
D. E. Shaw & Co., L.P.:	15.0%
David E. Shaw:	15.0%

(c) Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: DC Funding SPV 2, L.L.C.:	-0- shares
	D. E. Shaw Direct Capital, L.L.C.:	-0- shares
	D. E. Shaw & Co., L.P.:	-0- shares
	David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote: DC Funding SPV 2, L.L.C.:	1,875,058 shares
	D. E. Shaw Direct Capital, L.L.C.:	1,875,058 shares
	D. E. Shaw & Co., L.P.:	1,875,058 shares
	David E. Shaw:	1,875,058 shares

(iii)	Sole power to dispose or to direct the disposition of: DC Funding SPV 2, L.L.C.:	-0- shares
	D. E. Shaw Direct Capital, L.L.C.:	-0- shares
	D. E. Shaw & Co., L.P.:	-0- shares
	David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of: DC Funding SPV 2, L.L.C.:	1,875,058 shares
	D. E. Shaw Direct Capital, L.L.C.:	1,875,058 shares
	D. E. Shaw & Co., L.P.:	1,875,058 shares
	David E. Shaw:	1,875,058 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member of D. E. Shaw Direct Capital, L.L.C., which in turn is the manager of DC Funding SPV 2, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 1,875,058 shares as described above constituting 15.0% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 1,875,058 shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable as this statement is filed pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated December 16, 2014, granted by David E. Shaw in favor of Nathan Thomas, is attached hereto.

Dated: February 17, 2015

DC Funding SPV 2, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Direct Capital, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw